Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(dollars in thousands)
Earnings: Income before provision for income taxes	$206,998	$164,706	$394,237	$324,626
Interest expense	212,377	144,797	405,206	280,353
Implicit interest in rents	4,537	4,532	9,125	9,249
Total earnings	$423,912	$314,035	$808,568	$614,228
Fixed charges: Interest expense	$212,377	$144,797	$405,206	$280,353
Implicit interest in rents	4,537	4,532	9,125	9,249
Total fixed charges	$216,914	$149,329	$414,331	$289,602
Ratio of earnings to fixed charges	1.95	2.10	1.95	2.12

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